# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cyngn Inc., CIK 0001874097
CUSIP: 23257B305
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1015 O'BRIEN DRIVE, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-021455
Filed by CIK 0001426303

## Reporting persons
- Benchmark Capital Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 18; shared voting power 0; sole dispositive power 18; shared dispositive power 0; aggregate amount beneficially owned 18 (0% of the class)
  Comment: Note to Row 5: 18 shares, except that Benchmark Capital Management Co. VI, L.L.C. ("BCMC VI"), the general partner of Benchmark Capital Partners VI, L.P. ("BCP VI"), may be deemed to have sole power to vote these shares, and Alexandre Balkanski ("Balkanski"), Matthew R. Cohler ("Cohler"), Bruce W. Dunlevie ("Dunlevie"), Peter H. Fenton ("Fenton"), J. William Gurley ("Gurley"), Kevin R. Harvey ("Harvey"), Robert C. Kagle ("Kagle") and Mitchell H. Lasky ("Lasky"), the members of BCMC VI, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 18 shares, except that BCMC VI, the general partner of BCP VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Founders' Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1; shared voting power 0; sole dispositive power 1; shared dispositive power 0; aggregate amount beneficially owned 1 (0% of the class)
  Comment: Note to Row 5: 1 share, except that BCMC VI, the general partner of Benchmark Founders' Fund VI, L.P. ("BFF VI"), may be deemed to have sole power to vote this share, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC VI, may be deemed to have shared power to vote this share.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 1 share, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to dispose of this share, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC VI, may be deemed to have shared power to dispose of this share.
  
  Note to Row 8: See response to row 7.
- Benchmark Founders' Fund VI-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1; shared voting power 0; sole dispositive power 1; shared dispositive power 0; aggregate amount beneficially owned 1 (0% of the class)
  Comment: Note to Row 5: 1 share, except that BCMC VI, the general partner of Benchmark Founders' Fund VI-B, L.P. ("BFF VI-B"), may be deemed to have sole power to vote this share, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC VI, may be deemed to have shared power to vote this share.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 1 share, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to dispose of this share, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC VI, may be deemed to have shared power to dispose of this share.
  
  Note to Row 8: See response to row 7.
- Benchmark Capital Management Co. VI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 22; shared voting power 0; sole dispositive power 22; shared dispositive power 0; aggregate amount beneficially owned 22 (0% of the class)
  Comment: Note to Row 5: 22 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B and 2 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC VI, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 22 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B and 2 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Capital Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 522; shared voting power 0; sole dispositive power 522; shared dispositive power 0; aggregate amount beneficially owned 522 (0% of the class)
  Comment: Note to Row 5: 522 shares, except that Benchmark Capital Management Co. VII, L.L.C. ("BCMC VII"), the general partner of Benchmark Capital Partners VII, L.P. ("BCP VII"), may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 522 shares, except that BCMC VII may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Founders' Fund VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 58; shared voting power 0; sole dispositive power 58; shared dispositive power 0; aggregate amount beneficially owned 58 (0% of the class)
  Comment: Note to Row 5: 58 shares, except that BCMC VII, the general partner of Benchmark Founders' Fund VII, L.P. ("BFF VII"), may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 58 shares, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Founders' Fund VII-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 77; shared voting power 0; sole dispositive power 77; shared dispositive power 0; aggregate amount beneficially owned 77 (0% of the class)
  Comment: Note to Row 5: 77 shares, except that BCMC VII, the general partner of Benchmark Founders Fund VII-B, L.P. ("BFF VII-B"), may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 77 shares, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Capital Management Co. VII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 657; shared voting power 0; sole dispositive power 657; shared dispositive power 0; aggregate amount beneficially owned 657 (0% of the class)
  Comment: Note to Row 5: 657 shares, of which 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 657 shares, of which 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Alexandre Balkanski: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22; sole dispositive power 0; shared dispositive power 22; aggregate amount beneficially owned 22 (0% of the class)
  Comment: Note to Row 6: 22 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B and 2 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, a member of BCMC VI, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 22 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B and 2 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.
- Matthew R. Cohler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 679; sole dispositive power 0; shared dispositive power 679; aggregate amount beneficially owned 679 (0% of the class)
  Comment: Note to Row 6: 679 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B, 2 are held in nominee form for the benefit of persons associated with BCMC VI, 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Cohler, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 679 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B, 2 are held in nominee form for the benefit of persons associated with BCMC VI, 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Cohler, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
- Bruce W. Dunlevie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 679; sole dispositive power 0; shared dispositive power 679; aggregate amount beneficially owned 679 (0% of the class)
  Comment: Note to Row 6: 679 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B, 2 are held in nominee form for the benefit of persons associated with BCMC VI, 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Dunlevie, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 679 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B, 2 are held in nominee form for the benefit of persons associated with BCMC VI, 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Dunlevie, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
- Peter H. Fenton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 679; sole dispositive power 0; shared dispositive power 679; aggregate amount beneficially owned 679 (0% of the class)
  Comment: Note to Row 6: 679 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B, 2 are held in nominee form for the benefit of persons associated with BCMC VI, 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Fenton, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 679 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B, 2 are held in nominee form for the benefit of persons associated with BCMC VI, 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Fenton, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
- J. William Gurley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 679; sole dispositive power 0; shared dispositive power 679; aggregate amount beneficially owned 679 (0% of the class)
  Comment: Note to Row 6: 679 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B, 2 are held in nominee form for the benefit of persons associated with BCMC VI, 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Gurley, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 679 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B, 2 are held in nominee form for the benefit of persons associated with BCMC VI, 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Gurley, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
- Kevin R. Harvey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 679; sole dispositive power 0; shared dispositive power 679; aggregate amount beneficially owned 679 (0% of the class)
  Comment: Note to Row 6: 679 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B, 2 are held in nominee form for the benefit of persons associated with BCMC VI, 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Harvey, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 679 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B, 2 are held in nominee form for the benefit of persons associated with BCMC VI, 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Harvey, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
- Robert C. Kagle: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22; sole dispositive power 0; shared dispositive power 22; aggregate amount beneficially owned 22 (0% of the class)
  Comment: Note to Row 6: 22 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B and 2 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote these shares, and Kagle, a member of BCMC VI, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 22 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B and 2 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote these shares, and Kagle, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.
- Mitchell H. Lasky: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 679; sole dispositive power 0; shared dispositive power 679; aggregate amount beneficially owned 679 (0% of the class)
  Comment: Note to Row 6: 679 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B, 2 are held in nominee form for the benefit of persons associated with BCMC VI, 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Lasky, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 679 shares, of which 18 are directly owned by BCP VI, 1 is directly owned by BFF VI, 1 is directly owned by BFF VI-B, 2 are held in nominee form for the benefit of persons associated with BCMC VI, 522 are directly owned by BCP VII, 58 are directly owned by BFF VII and 77 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Lasky, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.

## Item 1. Issuer
Name of issuer: Cyngn Inc.
Address of issuer's principal executive offices: 1015 O'Brien Dr. Menlo Park, CA, 94025

## Item 2. Person Filing
Name of person filing:
This Statement is filed by BCP VI, BFF VI, BFF VI-B, BCMC VI, BCP VII, BFF VII, BFF VII-B, BCMC VII and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VI, BFF VI and BFF VI-B.

BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VII, BFF VII and BFF VII-B.

Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky are members of BCMC VI and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VI, BFF VI and BFF VI-B.

Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky are members of BCMC VII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VII, BFF VII and BFF VII-B.
Address of principal business office or, if none, residence:
The address for each reporting person is:

c/o Benchmark Capital

2965 Woodside Road

Woodside, California 94062
Citizenship: BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B are Delaware limited partnerships. BCMC VI and BCMC VII are Delaware limited liability companies. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky are United States Citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person. The information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of March 31, 2025 (based on 1,751,906 shares of Common Stock of the issuer outstanding as of May 7, 2025 as reported by the issuer on Form 10-Q for the period ended March 31, 2025 and filed with the Securities and Exchange Commission on May 8, 2025). The Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the issuer's shares due to dilution caused by the issuance of additional shares by the issuer and the issuer's reverse stock splits of its outstanding shares of Common Stock
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B, and the limited liability company agreements of BCMC VI and BCMC VII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of Cyngn,Inc. shall be filed on behalf of each of the undersigned. Note that copies of the applicable Agreement of Joint Filings are already on file with the appropriate agencies.

## Signatures
- Benchmark Capital Partners VI, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Benchmark Founders' Fund VI, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Benchmark Founders' Fund VI-B, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Benchmark Capital Management Co. VI, L.L.C.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Benchmark Capital Partners VII, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Benchmark Founders' Fund VII, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Benchmark Founders' Fund VII-B, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Benchmark Capital Management Co. VII, L.L.C.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Alexandre Balkanski: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Matthew R. Cohler: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Bruce W. Dunlevie: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Peter H. Fenton: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- J. William Gurley: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Kevin R. Harvey: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Robert C. Kagle: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
- Mitchell H. Lasky: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (05/14/2025)
Comment: Signed pursuant to a Power of Attorney already on file with the appropriate agencies.